05010859

HYPOTHEKENBANK IN ESSEN AG

Hypothekenbank in Essen AG ♦ Postfach 101861 ♦ 45018 Essen ♦ Germany

Gildehofstrasse 1
45127 Essen
Germany
www.essenhyp.com
info@essenhyp.com
Tel.: +49 201 8135-0
Fax: +49 201 8135-200

Bank Details:
Deutsche Bundesbank
Filiale Essen
Account No.: 360 096 10
BIC Code: HYES DE 3E

Commerzbank AG
Bank Code 360 400 39
Account No.: 177 64 75

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Your ref.	Your message	Our ref.	Extension	Essen
		UM	-486	25.08.05

File No. 824883 – Frequent Issuer Status of Hypothekenbank in Essen AG

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 3 1 2005
WASH. D.C. 198

Dear Sir or Madam,

Please find enclosed Essen Hyp's website as of July 31, 2005 (English version), the Interim Report as of June 30, 2005 (German version), the Press Release concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2005 (English and German version) and the Press Release as of August 19, 2005 (English and German version). We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

PROCESSED
SEP 0 1 2005
THOMSON FINANCIAL

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

U. Meierkamp

Hypothekenbank in Essen
Aktiengesellschaft

Pressemitteilung der Hypothekenbank in Essen AG

Pfandbriefgesetz beflügelt das Kapitalmarktgeschäft der Essen Hyp

Für den Staatsfinanzierer Essen Hyp erweist sich das Inkrafttreten des PfandbriefG am 19. Juli 2005 als Motor für das Kapitalmarktgeschäft. „Der Zeitpunkt der Änderung der rechtlichen Rahmenbedingungen hätte nicht besser sein können“, so Hubert Schulte-Kemper, Vorsitzender des Vorstands mit dem Verantwortungsbereich „Kapitalmarktgeschäft“.

Wesentliche Treiber für eine deutliche Ausweitung der Geschäftstätigkeit sowohl auf der Aktiv- als auch auf der Passivseite ist der Wegfall der so genannten Umlaufgrenze. Das alte Hypothekenbankgesetz sah vor, dass das Volumen umlaufender Pfandbriefe das 60fache des haftenden Eigenkapitals eines Instituts nicht überschreiten durfte. „Ein stark wachstumshemmendes Regulativ“, wie Schulte-Kemper anmerkt, „daher haben wir ursprünglich mit einer Bilanzsumme zum Jahresultimo 2005 in Höhe von rd. € 85 Mrd. geplant“.

Aus guten Gründen ist diese Umlaufgrenze im PfandbriefG nicht übernommen worden. Für eine begrenzende Koppelung des Emissionsvolumens an das haftende Eigenkapital eines Instituts besteht kein Bedürfnis, weil die Besicherung der Pfandbriefgläubiger durch den Deckungsstock erfolgt. Richtigerweise hat der Gesetzgeber deshalb das Volumen der Pfandbriefe ausschließlich an das Volumen des besichernden Deckungsstocks geknüpft.

„Unsere ursprüngliche Bilanzsummenplanung für das laufende Jahr haben wir revidiert und auf eine neue Zielbilanzsumme von rd. € 89 Mrd. erhöht. Hierbei handelt es sich keineswegs um eine Erhöhung nur um des bilanziellen Wachstums Willen“, ergänzt Schulte-Kemper, „sondern um die Ausnutzung hervorragender

Kapitalmarktbedingungen für die Essen Hyp, und zwar sowohl für das Aktiv- als auch für das Passivgeschäft."

Zum 31.07.2005 hat die Essen Hyp im Segment des Staatskredits das Neugeschäft gegenüber dem Vorjahreszeitraum kräftig um 41% von € 9,9 Mrd. auf € 14,0 Mrd. gesteigert. Hieran hat das Deckungsgeschäft einen Anteil von € 11,8 Mrd. (€ 8,6 Mrd.), wobei das Auslandsgeschäft mit € 3,4 Mrd. (€ 2,1 Mrd.) und einer Veränderung um 58% einen überproportional hohen Beitrag liefert. Schwerpunkte lagen hier in Österreich, Portugal, Japan, Italien und Ungarn.

Das hohe Neugeschäftsvolumen im Auslandsgeschäft wird begleitet von einer Neuerung im Rahmen des Pfandbriefgesetzes, nach der die Begrenzung des Anteils an ausländischen Aktiva 10% des Deckungsbestands beträgt, nunmehr nur noch für Adressen außerhalb der Europäischen Union, nämlich für USA, Kanada, Schweiz und Japan gilt. Damit kann die Essen Hyp ihre Internationalisierungs- und Diversifizierungsstrategie mit deutlich größeren Volumina verfolgen, was die ohnehin sehr gute Qualität des öffentlichen Deckungsstocks nochmals unterstützt. „Die Triple-A-Ratings unserer Öffentlichen Pfandbriefe von allen namhaften Ratingagenturen sehen wir durch diese Strategie auch für die Zukunft als gesichert an", so Schulte-Kemper.

Ebenfalls neu ist die Möglichkeit, Bankenanleihen in die Ersatzdeckung zu geben. „Wir verfügen über ein beträchtliches Portfolio an Bankenanleihen in Höhe von rd. € 4,0 Mrd., das gemäß dem gentleman-agreement noch unter dem Segel des VDH mit einem Mindestrating von A- ausgestattet ist. Wir planen, qualitätswahrend und sukzessive Bankenanleihen in Ersatzdeckung zu geben. Unser Fokus liegt dabei auf Adressen mit Double-A-Ratings", erläutert Schulte-Kemper. Diese Aktiva sind nun ebenfalls mit Öffentlichen Pfandbriefen zu refinanzieren, woraus sich ein entsprechendes Neuemissionspotenzial ergibt. „Parallel werden aber auch Solva-0-Adressen mit Prime-Ratings er-

worben, um den Anteil an Triple- und Double-A-Adressen im Deckungsstock insgesamt in etwa auf aktuellem Niveau (rd. 71%) zu halten", so Schulte-Kemper.

Der Ausbau des Staatskreditneugeschäfts geht einher mit einer erkennbaren Verbesserung der Margensituation. „Die Entwicklung, die wir seit gut 2 Jahren beobachten, ist für den Staatsfinanzierer Essen Hyp sehr erfreulich". Während die durchschnittliche Nettoneugeschäftsmarge im Jahre 2003 noch rd. 0,9 Basispunkte betrug, erzielt die Bank zurzeit bei Neuabschlüssen im Kommunaldarlehens- und Wertpapiergeschäft eine durchschnittliche Nettomarge von rd. 10 Basispunkten. „Dass wir unter diesen Gegebenheiten im Kapitalmarktgeschäft sehr aktiv sind, versteht sich eigentlich von selbst", sagt Schulte-Kemper.

Damit erklärt sich auch der aktuelle „Refinanzierungsappetit" der Essen Hyp. „Die sehr gute Margensituation, die Möglichkeiten des Pfandbriefgesetzes zur Erweiterung des Geschäftsvolumens national und international, aber auch die Entwicklung der Emissionsspreads der öffentlichen Pfandbriefe der Essen Hyp sind – und dies nahezu zeitgleich - ist so gut wie selten", berichtet Schulte-Kemper. Unsere beiden jüngsten großen Emissionen mit 5 bzw.- 4jähriger Laufzeit haben wir mit einem Reoffer-Spread von 1 bzw. 2 Basispunkten unter Midswap gepriced, mit anderen Worten, wir schaffen Marge auf der Aktiv- und auf der Passivseite", verkündet Schulte-Kemper.

Aktuell wurde ein Volumen von € 12,8 Mrd. an Öffentlichen Pfandbriefen emittiert. „Unser ursprünglicher Emissionskalender für das Jahr 2005 bzgl. der Jumbopfandbriefe wird nicht verändert. Dies sind wir unseren Investoren schuldig, die zu Recht auf den bekannt gegebenen Emissionsplan vertrauen. Das bedeutet, dass wir in diesem Jahr mit noch 2 Jumboemissionen planen. Zusätzliche Pfandbriefemissionen werden daher im Wege des privat placements vertrieben", erklärt Schulte-Kemper.

HYPOTHEKENBANK IN ESSEN AG

„Unsere deutlich forcierten Kapitalmarktaktivitäten sind insgesamt vor dem Hintergrund der gezeigten positiven Entwicklungen zu sehen, die sich entsprechend positiv auf die Ertragsentwicklung auswirkt“, fasst Schulte-Kemper zusammen. „Ich bin zuversichtlich, in diesem Jahr eine Nachsteuerrendite von 15% nach 14,3% im Vorjahr zu erreichen. Ich bin ebenfalls zuversichtlich, damit, wie in den Jahren 2003 und 2004 und dann zum dritten Mal in Folge, im Rentabilitätsranking der 50 größten deutschen Banken Platz 1 zu belegen“.

Ansprechpartnerin für weitere Informationen:

Hypothekenbank in Essen AG

Dr. Kerstin Büteführ

Corporate Communications

Tel: 0201/8135 626

Fax: 0201/8135 135

E-Mail: kerstin.buetefuehr@essenhyp.com

HYPOTHEKENBANK IN ESSEN AG

Press Release
of Hypothekenbank in Essen AG

New Pfandbrief Act spurs Essen Hyp's capital market activities

The German Pfandbrief Act (*PfandBG*), which took effect on July 19, 2005, has become the engine for Essen Hyp's funding business. "There could not have been a better moment to change the legal framework," stated Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, responsible for the bank's capital market activities.

The abolishment of the upper limit of the total volume of Pfandbriefe outstanding (*Umlaufgrenze*) is the main reason for the clear increase in both Essen Hyp's lending and funding business. Under the former German Mortgage Bank Act (*HBG*) the total volume of Pfandbriefe outstanding was limited to 60 times the liable capital. "This was a very limiting factor, which is why we originally planned an increase of our balance sheet total to no more than €85bn by year-end 2005," reported Mr. Hubert Schulte-Kemper.

This limit of the total volume of Pfandbriefe outstanding has not been incorporated into the new Pfandbrief Act for good reasons. There is no need to link total issuance volume to a bank's liable capital, given that the Pfandbrief creditors' claims are secured by the assets in the Pfandbrief cover pool. Accordingly, the new Act stipulates that the total volume of Pfandbriefe outstanding is only to be linked to the total volume of cover assets.

"In view of these changes we have revised our 2005 target as regards balance sheet growth. The new target is some €89bn," Mr. Schulte-Kemper explained. "However, balance sheet growth as such is not decisive. Instead, we are determined to make use of the

extremely favorable capital market situation for both our lending and funding activities."

As of July 31, 2005 Essen Hyp's new public-sector lending business totaled €14bn, a 41% increase compared to the €9.9bn reported in the previous year. This figure includes loans eligible for cover totaling €11.8bn (€8.6bn). Of this figure, loans granted to foreign borrowers totaled €3.4bn, a clear 58% increase compared to the previous year (€2.1bn). The main focus was on Austria, Portugal, Japan, Italy and Hungary.

The disproportionately high volume of new loans granted to foreign borrowers is due to the fact that, under the new Pfandbrief Act, the legal provisions limiting the percentage of foreign loans in the public-sector cover pool to 10% only apply to foreign loans granted to borrowers outside the European Union, i.e. in the United States, Canada, Switzerland and Japan. Accordingly, Essen Hyp is in a position to clearly increase the total volume of new foreign loans and achieve a broader geographical diversification, which will even further enhance the excellent quality of its public-sector cover pool. "We believe that thanks to this strategy the triple A ratings of our public-sector Pfandbriefe granted by the three major rating agencies will be maintained in the future," Mr. Schulte-Kemper pointed out.

In addition to this, the new Pfandbrief Act permits the use of bank bonds as substitute cover. "Our portfolio of bank bonds totals some €4bn," Mr. Schulte-Kemper reported. "In accordance with the so-called 'gentlemen's agreement' concluded under the auspices of the former Association of German Mortgage Banks (*VDH*), all of these bank bonds have a rating of at least A-. We now plan to gradually include bank bonds into our substitute cover pool, while keeping a close eye on quality and focusing on borrowers with a double A rating."

These assets may also be refinanced by issuing public-sector Pfandbriefe, which opens up new potential for Pfandbrief issues. "At the same time, we will continue to buy bonds from borrowers with a risk weighting of 0% and prime ratings, in order to maintain the share of triple A and double A ratings in our cover assets at the current level of some 71%," Mr. Schulte-Kemper reported.

The increase in our new public-sector lending activities goes hand in hand with a clear improvement of margins. "Over the past 2 years margins developed favorably for Essen Hyp, whose main focus is on public-sector lending." While, in 2003, the average net margin on Essen Hyp's new loans was some 0.9 basis points, the bank currently generates an average net margin of some 10 basis points on its new public-sector and securities transactions. "Consequently, it goes without saying that we are taking advantage of the current opportunities by increasing our capital market activities," Mr. Schulte-Kemper explained.

This environment also explains Essen Hyp's current 'funding appetite'. "Excellent margins, plus the changes in the Pfandbrief legislation which allow for an expansion of lending activities at a national and international level, plus favorable issuance spreads for Essen Hyp's public-sector Pfandbriefe – and all this more or less simultaneously – result in an extraordinarily favorable business environment," Mr. Schulte-Kemper pointed out. "Our two most recent large issues which run 5 and 4 years respectively were placed at re-offer spreads of 1 and 2 basis points below mid swap. As a result, we generate margins on both our lending and our funding activities," Mr. Schulte-Kemper emphasized.

The total volume of public-sector Pfandbriefe issued in 2005 currently stands at €12.8bn. "We will not make any changes to our original issuance schedule for Jumbo Pfandbriefe for 2005," Mr. Schulte-Kemper pointed out. "Sticking to this issuance schedule is

something that we owe to our investors who, for good reasons, trust in the schedule announced by Essen Hyp. Accordingly, we will place two more Jumbos this year. Additional Pfandbriefe will be issued in the form of private placements," Mr. Schulte-Kemper added.

"To sum it up: the clear increase in our capital market activities is due to the favorable developments referred to before. This expansion also has a positive impact on our earnings performance," Mr. Schulte-Kemper concluded. "I am confident that we will be able to generate a return on equity after tax of 15% this year, compared to 14.3% in 2004. I am also confident that, after 2003 and 2004, this performance will secure us the top position in the profitability ranking of the 50 biggest German banks for the third year in succession."

Contact:

Hypothekenbank in Essen AG

Dr. Kerstin Büteführ

Corporate Communications

Tel:: +49 201 8135-626

Fax: +49 201 8135-135

E-mail: kerstin.buetefuehr@essenhyp.com

Press Release

concerning the Business Results of Hypothekenbank in Essen AG as of June 30, 2005

Business development and earnings in line with our targets

"Our mid-year business results show that Essen Hyp's satisfactory business and earnings development has continued through to the end of the second quarter of this year," reported Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Hypothekenbank in Essen AG, when presenting the bank's Interim Report as of June 30, 2005. As before, Essen Hyp is confident of meeting the targets it has set for this financial year. These targets include a return on equity after tax of 14.3%, which would once again secure Essen Hyp the top position in the profitability ranking of German mortgage banks.

Profit and loss account

Mr. Schulte-Kemper first pointed to the development of the net interest and commission income as evidence: "Net interest and commission income grew from €111.8 m to €137.6m, an increase of €25.8m over the first half of 2004." Net commission income, in particular, improved by €3.2m from €-5.5m to €-2.3m. This can mainly be ascribed to a cut back in commission expenses due to a decrease in brokers' fees in the real estate business. At €139.9m, net interest income exceeded the previous year's figure of €117.3m* by €22.6m. This development is above all due to the fact that the bank's portfolio of bonds and other fixed income securities was increased by some €3bn and that Essen Hyp continued its successful spread management.

The increase in general operating expenses can mainly be ascribed to higher personnel costs due to the implementation of Basel II, as well as to the one-off effect from the 4th Capital Market Conference which took place last June. General operating expenses totaled €16m compared to €14.8m in the previous year.

---

* The previous year's figures were adjusted to the following changes made in the presentation of Essen Hyp's business results, which took effect on January 1, 2005:

1. Price gains and losses from notes are reported in the net provisions for possible loan losses by means of cross-compensation (previously: net interest income).
2. Costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are reported in the other administrative expenses (previously: net other operating

Taking these figures into account, the bank's operating result before tax for the first two quarters of 2005 came to €87.2m, an 8.5% increase compared to the €80.4m reported in the previous year. "Accordingly, we are fully in line with our targets for the current financial year," Mr. Schulte-Kemper pointed out.

Public-sector lending

"The total volume of new public-sector lending commitments rose by as much as 27% from €8.9bn as of June 30, 2004 to €11.3bn in the period under review," Mr. Schulte-Kemper reported. This substantial increase is mainly due to the favorable margin development, with average margins exceeding the threshold of 10 basis points. €9.5bn (€7.6bn in the previous year), or some 84% of the total volume of new loans, are eligible to serve as cover for public-sector *Pfandbriefe*. "In view of our objective to achieve a broader geographical diversification of our loan portfolio, and given that certain legal provisions limiting the eligibility of foreign loans to serve as *Pfandbrief* cover will cease to apply to loans granted within the EU as from July 19, 2005, we increased the total volume of loans granted to foreign borrowers by 56% to €2.8bn compared to €1.8bn in the previous year," Mr. Schulte-Kemper explained. As from July 19, 2005 the legal provisions limiting the percentage of foreign loans in the public-sector cover pool to 10% will only apply to foreign loans granted to borrowers outside the European Union. Loans granted to these borrowers totaled €0.5bn in the reporting period. The total volume of loans granted to foreign borrowers, including loans which are not eligible to serve as cover, rose to €4.6bn (€2.9bn). Within Europe, the majority of the loans was granted to borrowers in Italy, Austria and Spain. However, Essen Hyp also expanded its lending activities in Japan and granted loans amounting to €0.4bn to Japanese borrowers. Additionally, Essen Hyp took securities issued by other borrowers totaling €1.8bn (€1.3bn) onto its books.

Real estate financing

"Compared to the extremely high volume of new loans generated in the previous year (€1.7bn), the total volume of new lending commitments decreased to just €0.6bn in the period under review," Mr. Schulte-Kemper reported. This decrease can mainly be ascribed to the fact that the previous year's figure includes the one-off effect from a portfolio acquisition of some

€0.9bn. Adjusted for this one-off effect, the total volume of new loans dropped below the previous year's figure by some €0.2bn.
As in the previous year, Essen Hyp offered attractive loan terms and special loan programs to private clients. Whereas, however, private clients made great use of these programs in 2004, they were far more restrained in the period under review - despite the fact that interest rates maintained their low level and that house prices are stable or even on the decline. The stagnation in disposable income and ongoing concerns about the labor market situation weighed on the demand for owner-occupied houses and apartments. In addition to this, many clients already bought a home in the previous years due to the ongoing debate on the abolishment of the government's support program for homebuyers (*Eigenheimzulage*). In line with the sectoral trend, the total volume of new home loans granted in Germany thus dropped to less than €0.1bn compared to €1.3bn in the previous year.
In the United States and in France, Essen Hyp participated in two syndicated loans to finance multi-family buildings.
Commercial loans granted in Germany totaled €0.2bn and thus maintained the previous year's level (€0.2bn). These loans are mostly secured by office and administrative buildings, as well as retail and logistics properties. Less than 5% of the new commercial loans were granted in the East German Federal States.

In contrast to this, the total volume of Essen Hyp's new commercial lending commitments outside Germany exceeded the previous year's figure of €0.2bn and came to €0.3bn. The main focus was on the United Kingdom, France, Spain and Poland, while a smaller amount was also granted in the United States. In accordance with the bank's credit guidelines, these loans were mainly secured by office and administrative buildings, as well as retail properties.
"In the period under review our main focus was on generating satisfactory margins on our new loans and on optimizing our existing loan portfolio in view of the implementation of the Internal Rating Based Approach (IRB) in accordance with Basel II and EU regulations," Mr. Schulte-Kemper emphasized. Initial model calculations carried out in accordance with the IRB provided Essen Hyp with important insights which will allow for an optimal capital allocation in the real estate financing segment. These model calculations will be reviewed in the framework of the so-called quantitative impact study QIS 5, in which Essen Hyp participates.

Funding and balance sheet total

Essen Hyp raised funds totaling €16.5bn (€18.2bn) in the period under review and continued to benefit from extremely favorable funding conditions. Of this figure, public-sector *Pfandbriefe* accounted for €8.9bn (€10.9bn), while mortgage *Pfandbriefe* accounted for €0.7bn (€0.8bn). Up to the end of May 2005 Essen Hyp had issued one Jumbo *Pfandbrief* and two Global *Pfandbriefe* with a total volume of €3.5bn. In addition, Essen Hyp increased an existing Jumbo by €0.25bn. "In June, we successfully launched another public-sector Jumbo *Pfandbrief* totaling €1.25bn," Mr. Schulte-Kemper reported. 55% of this issue was placed with international investors, mainly in France, the UK, and Italy.

In addition to this, Essen Hyp issued unsecured bonds totaling €6.9bn (€6.5bn), most of which were placed via the bank's Debt Issuance Program and Commercial Paper Program.

As of June 30, 2005 Essen Hyp's balance sheet total stood at €82.1bn (€79.5bn).

Relationship management

The highlight of Essen Hyp's relationship management activities certainly was the 4th Capital Market Conference, which took place on June 15 and 16 this year. Similar to the previous capital market conferences some 500 capital market partners, business representatives and guests from politics and the public made their way to Essen in order to join this event. The issues on the agenda included the new *Pfandbrief* Act, the harmonization of international issuance criteria for covered bonds, true sales, structured *Pfandbriefe* and the increasing importance of public private partnerships. The highlights of the conference were undoubtedly the guest speech by the former Prime Minister of Hungary, Gyula Horn, and the discussion panel on the future competitiveness of Germany as an economic location. Chaired by Manfred Erdenberger, presenter at the German radio and TV channel WDR, this panel was composed of Prof. Dr. h.c. Lothar Späth, Country Head Germany and Austria, Merrill Lynch, Philipp Vorndran, CEO Germany & Senior Investment Strategist, Credit Suisse Asset Management, Dr. Hugo Müller-Vogg, Journalist, Hermann-Josef Lamberti, Member of the Board of Managing Directors, Deutsche Bank, and Oswald Metzger, former spokesman on budgetary issues of the Green Party. "All presentations and discussion panels can be viewed on our website www.essenhyp.com," said Mr. Schulte-Kemper at the end of his report.

Key business figures of Hypothekenbank in Essen AG as of June 30, 2005

	30.06.2005 in € m	30.06.2004 in € m	Change
New lending commitments			
Public-sector loans and securities issued by other borrowers	11,283.5	8,884.9	27.0%
Mortgage loans	554,6	1,719.2	-67.7%
Funding			
Pfandbriefe	9,589.0	11,684.3	-17.9%
Other bonds and notes	6,889.4	6,496.5	6.0%
Profit and loss account			
Net interest and commission income*	137.6	111.8	23.1%
General operating expenses*	16.0	14.8	8.1%
Net other operating income and expenses	0.7	1.9	-63.2%
Operating result before provision for possible loan losses	122.3	98.9	23.7
Provision for possible loan losses	-35.1	-18.5	89.7%
Operating result	87.2	80.4	8.5%

	30.06.2005 in € m	31.12.2004 in € m	Change
Figures from the balance sheet			
Balance sheet total	82,144.0	79,460.7	3.4%
Claims			
Mortgage loans	7,087.9	7,257.9	-2.3%
Public-sector loans	32,757.1	33,101.9	-1.0%
Securities issued by other borrowers	33,568.1	30,588.4	9.7%
Liabilities			
Mortgage *Pfandbriefe*	4,512.6	4,172.9	8.1%
Public-sector *Pfandbriefe*	53,815.8	52,571.4	2.4%
Capital structure			
Subscribed capital	314.0	269.3	16.6%
Reserves	384.7	384.6	0.0%
Profit-sharing certificates	313.9	319.0	-1.6%
Subordinated liabilities	356.6	357.7	-0.3%

* The previous year's figures were adjusted to the following changes made in the presentation of Essen Hyp's business results, which took effect on January 1, 2005:

1. Price gains and losses from notes are reported in the net provisions for possible loan losses by means of cross-compensation (previously: net interest income).
2. Costs relating to the outsourcing of the administration of home loans, as well as income from EDP services are reported in the other administrative expenses (previously: net other operating income and expenses).

Pressemitteilung der Hypothekenbank in Essen AG zum Zwischenbericht per 30. Juni 2005

Geschäfts- und Ertragsentwicklung der Essen Hyp im Plan

„Mit dem vorgelegten Halbjahresabschluss verzeichnet die Essen Hyp auch zum Ende des zweiten Quartals des laufenden Geschäftsjahres eine konstante positive Geschäfts- und Ertragsentwicklung", kommentierte Hubert Schulte-Kemper, Vorstandsvorsitzender der Essen Hyp, den Zwischenbericht zum 30. Juni 2005. Für das Gesamtjahr gehen die Essener weiter davon aus, die selbst gesteckten Ziele erreichen zu können und mit einer bilanziellen Eigenkapitalrendite nach Steuern von 14,3% erneut die Spitzenposition im Rentabilitätsranking der deutschen Hypothekenbanken einnehmen zu können.

Erfolgsrechnung

Schulte-Kemper belegte seine Aussage zunächst mit der Entwicklung des Zins- und Provisionsüberschusses. „Der Zins- und Provisionsüberschuss stieg gegenüber dem Wert des Vorjahreszeitraums um € 25,8 Mio. von € 111,8 Mio. auf € 137,6 Mio.", so Schulte-Kemper. Hierbei konnte das Provisionsergebnis um € 3,2 Mio. von € -5,5 Mio. auf € -2,3 Mio. verbessert werden. Wesentlicher Treiber waren hier rückläufige Provisionsaufwendungen im Zusammenhang mit Zuführungen von Immobilienfinanzierungen. Mit € 139,9 Mio. lag der Zinsüberschuss um € 22,6 Mio. höher als am 30.6.2004 (€ 117,3 Mio. *). Ursächlich für diesen Anstieg war der um rund € 3,0 Mrd. gewachsene Bestand an Schuldverschreibungen und anderen festverzinslichen Wertpapieren sowie das erfolgreiche Spreadmanagement der Bank.
Die Verwaltungsaufwendungen wurden zusätzlich zu erhöhten Personalaufwendungen, die im Wesentlichen Basel-II-induziert waren, durch den Sondereffekt der 4. Internationalen Kapitalmarktkonferenz im Juni des Jahres belastet. Insgesamt ergab sich ein Aufwand in Höhe von € 16,0 Mio. nach € 14,8 Mio. im Vorjahr.

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* Vorjahreszahlen angepasst an folgende Ausweisänderungen seit 01.01.2005:

1. Kursgewinne und –verluste aus Schuldscheindarlehen werden im Rahmen der Überkreuzkompensation im Saldo Risikovorsorge ausgewiesen (früher: Zinsüberschuss).
2. Kosten der ausgelagerten Bearbeitung und Verwaltung des Retailgeschäfts sowie Erträge aus EDV-Dienstleistungen werden in den anderen Verwaltungsaufwendungen verbucht (früher: Saldo sonstige betriebliche Erträge und Aufwendungen).

Für die ersten beiden Quartale des laufenden Geschäftsjahres verbesserte sich das Vorsteuerergebnis um 8,5% auf € 87,2 Mio. nach € 80,4 Mio. im Vorjahr. „Damit“, ergänzte Schulte-Kemper, „liegen wir mit der diesjährigen Ertragsentwicklung voll im Plan“.

Geschäftsfeld Staatskredit

„Im Segment des Staatskredits haben wir das Neugeschäft im Berichtszeitraum um 27,0% kräftig auf € 11,3 Mrd. (€ 8,9 Mrd.) ausgebaut“, berichtete Schulte-Kemper. Die forcierten Neuabschlüsse waren zunächst von der erfreulichen Margenentwicklung, die sich im Durchschnitt auf ein zweistelliges Niveau eingependelt hat, getrieben. Rund 84% oder € 9,5 Mrd. (€ 7,6 Mrd.) entfielen auf deckungsfähige Darlehen und Wertpapiere. „Vor dem Hintergrund der weiteren geographischen Diversifizierung unseres Portfolios und im Vorgriff auf den Wegfall von Limitierungen zu ausländischen EU-Deckungsaktiva ab dem 19.07.2005 haben wir hierbei den Anteil der ausländischen Adressen um rund 56% auf € 2,8 Mrd. (€ 1,8 Mrd.) erhöht“, erklärte Schulte-Kemper. Die Limitierung ausländischer Aktiva auf 10% des öffentlichen Deckungsbestandes bezieht sich nun lediglich auf Adressen, die nicht der Europäischen Union angehören. Der Anteil des Geschäfts mit diesen Adressen beträgt € 0,5 Mrd. Unter Einbeziehung der nicht deckungsfähigen Ausleihungen erhöhten sich die Zusagen an ausländische Schuldner auf € 4,6 Mrd. (€ 2,9 Mrd.). In Europa entfielen nennenswerte Abschnitte auf Italien, Österreich und Spanien. Auch in Japan haben die Essener ihr Engagement mit € 0,4 Mrd. ausgebaut.

Außerhalb der Deckung wurden fremde Wertpapiere in Höhe von € 1,8 Mrd. (€ 1,3 Mrd.) in die Bücher genommen.

Geschäftsfeld Immobilienfinanzierung

„Im Vergleich zu dem sehr hohen Vorjahresvolumen (€ 1,7 Mrd.) haben wir im laufenden Jahr Neugeschäfte im Umfang von lediglich € 0,6 Mrd. zugesagt“, so Schulte-Kemper. Die Differenz erklärt sich im Wesentlichen aus dem Umstand, dass in den Zusagen des Vorjahres der Sondereffekt eines Portfolioankaufs über rund € 0,9 Mrd. enthalten war.

Unter Außerachtlassung dieses Retail-Portfolios bewegt sich das diesjährige Neugeschäftsvolumen etwa € 0,2 Mrd. unter Vorjahresniveau.

Trotz überaus attraktiver Konditionen, die viele Einmalbauherren bei ebenfalls günstigen Zinsen im Vorjahr im Rahmen eines von der Essen Hyp aufgelegten Sonderkontingents erfreu-

lich oft nutzten, überwiegt im Berichtsjahr eine sehr deutliche Zurückhaltung der Kunden, ungeachtet stabiler, zum Teil sogar fallender Hauspreise. Die Stagnation der Realeinkommen und die unsichere Arbeitsmarktperspektive wirkten sich insofern negativ auf die Nachfrage nach Eigenheimen und Eigentumswohnungen aus. Hinzu kommt ein Vorzieheffekt in den Vorjahren vor dem Hintergrund der Diskussion um den möglichen Wegfall der Eigenheimzulage. Dem entsprechend wurden im ersten Halbjahr – dem Branchentrend entsprechend - weniger als € 0,1 Mrd. an inländischen wohnwirtschaftlichen Beleihungen ausgereicht, nach € 1,3 Mrd. im Vorjahr.
In den USA und in Frankreich hat sich die Bank bei der Finanzierung von Mietwohnanlagen (multi-family) jeweils in einem Konsortium mit engagiert.
Die inländischen gewerblichen Immobilienfinanzierungen bewegen sich mit € 0,2 Mrd. auf Vorjahresniveau (€ 0,2 Mrd.). Ganz überwiegend haben die Essener Büro- und Verwaltungsgebäude, Handels- und Kaufstätten sowie Logistikimmobilien beliehen. Der Anteil des Neugeschäfts in den neuen Bundesländern betrug im Verhältnis zu den gesamten gewerblichen Neuausreichungen weniger als 5%.

Über Vorjahresniveau (€ 0,2 Mrd.) liegen dagegen die ausländischen gewerblichen Finanzierungen mit Neuabschlüssen in Höhe von € 0,3 Mrd. Regionale Schwerpunkte dieser Engagements waren UK, Frankreich, Spanien und Polen , kleinere Abschnitte wurden in den USA ausgereicht. Entsprechend den Guidelines der Bank standen dabei Büro- und Verwaltungsgebäude sowie Handels- und Kaufstätten im Vordergrund.
„Insgesamt haben wir uns im Berichtszeitraum darauf konzentriert, neben auskömmlichen Neugeschäften unseren Immobilienfinanzierungsbestand im Hinblick auf den von uns angestrebten internen Ratingansatz gemäß Basel-II (IRB) bzw. EU-Regularien zu optimieren", kommentierte Schulte-Kemper. Mit Verfügbarkeit erster Proberechnungen gemäß dem IRB, die u. a. durch Teilnahme an der so genannten QIS 5 weiter verifizieret werden, hat die Essen Hyp wichtige Erkenntnisse gesammelt, die eine optimale Eigenkapitalallokation im Geschäftsfeld Immobilienfinanzierungen ermöglicht.

Refinanzierung und Bilanzsumme

Bei weiterhin sehr günstigen Refinanzierungsbedingungen hat die Essen Hyp im Berichtszeitraum insgesamt € 16,5 Mrd. (€ 18,2 Mrd.) aufgenommen. Von diesem Neugeschäft entfielen auf öffentliche Pfandbriefe € 8,9 Mrd. (€ 10,9 Mrd.) und € 0,7 Mrd. (€ 0,8 Mrd.) auf Hy-

pothekenpfandbriefe. Bis einschließlich Mai emittierte die Essen Hyp einen Jumbo und zwei Globals mit einem Volumen von insgesamt € 3,5 Mrd. und stockte einen Jumbo um € 0,25 Mrd. auf. „Im Juni des Jahres haben wir einen weiteren öffentlichen Pfandbrief im Jumboformat mit einem Volumen von € 1,25 Mrd. erfolgreich platziert. Die Emission wurde zu über 55 % im Ausland mit den Schwerpunkten in Frankreich, Großbritannien und Italien gezeichnet", erläuterte Schulte-Kemper.

Über ungedeckte Schuldverschreibungen wurden Gelder in Höhe von € 6,9 Mrd. (€ 6,5 Mrd.) aufgenommen, hauptsächlich über das Debt Issuance Program und das Commercial Paper Program.

Die Bilanzsumme betrug zum 30. Juni € 82,1 Mrd. (€ 79,5 Mrd.).

Relationship Management

Herausragendes Ereignis der Öffentlichkeitsarbeit der Essen Hyp war die 4. Internationale Kapitalmarktkonferenz vom 15. bis 16. Juni 2005. Wie in der Vorjahren fanden rd. 500 Kapitalmarktpartner, Vertreter aus Wirtschaft, Politik und Gesellschaft den Weg nach Essen, um an der Konferenz teilzunehmen. Auf der Agenda standen Foren, die sich mit dem Pfandbriefgesetz, der Harmonisierung der internationalen Emissionsbedingungen für Covered Bonds, True Sales, strukturierten Pfandbriefen sowie dem Trend zu Public-Private Partnerships beschäftigten. Neben dem Gastvortrag von Guyla Horn, dem ehemaligen Regierungschef Ungarns, war die Diskussionsrunde über die Zukunftsfähigkeit des Wirtschaftsstandorts Deutschland unter der Moderation von Manfred Erdenberger (WDR) mit den Teilnehmern Prof. Dr. h.c. Lothar Späth, Philipp Vorndran, Dr. Hugo Müller-Vogg, Hermann-Josef Lamberti und Oswald Metzger sicher das Highlight der Konferenz. „Sämtliche Referate und Panels sind auf unserer Internetseite unter ww.essenhyp.com verfügbar", schloss Schulte-Kemper die Berichterstattung.

Kennzahlen der Hypothekenbank in Essen AG per 30.06.2005

	30.06.2005 in Mio. €	30.06.2004 in Mio. €	Veränderung
Aktivneugeschäft			
Staatskredite und fremde Wertpapiere	11.283,5	8.884,9	27,0%
Hypothekendarlehen	554,6	1.719,2	-67,7%
Passivneugeschäft			
Pfandbriefe	9.589,0	11.684,3	-17,9%
Sonstige Schuldverschreibungen	6.889,4	6.496,5	6,0%
GuV Rechnung			
Zins- und Provisionsüberschuss *	137,6	111,8	23,1%
Verwaltungsaufwendungen *	16,0	14,8	8,1%
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	0,7	1,9	-63,2%
Betriebsergebnis vor Risikovorsorge	122,3	98,9	23,7
Risikovorsorge	-35,1	-18,5	89,7%
Betriebsergebnis	87,2	80,4	8,5%

	30.06.2005 in Mio. €	31.12.2004 in Mio. €	Veränderung
Zahlen aus der Bilanz			
Bilanzsumme	82.144,0	79.460,7	3,4%
Forderungen			
Hypothekenkredite	7.087,9	7.257,9	-2,3%
Kommunalkredite	32.757,1	33.101,9	-1,0%
Fremde Wertpapiere	33.568,1	30.588,4	9,7%
Verbindlichkeiten			
Hypothekenpfandbriefe	4.512,6	4.172,9	8,1%
Öffentliche Pfandbriefe	53.815,8	52.571,4	2,4%
Eigenkapitalkomponenten			
Gezeichnetes Kapital	314,0	269,3	16,6%
Rücklagen	384,7	384,6	0,0%
Genussrechte	313,9	319,0	-1,6%
Nachrangige Verbindlichkeiten	356,6	357,7	-0,3

* Vorjahreszahlen angepasst an folgende Ausweisänderungen seit 01.01.2005:

1. Kursgewinne und –verluste aus Schuldscheindarlehen werden im Rahmen der Überkreuzkompensation im Saldo Risikovorsorge ausgewiesen (früher: Zinsüberschuss).
2. Kosten der ausgelagerten Bearbeitung und Verwaltung des Retailgeschäfts sowie Erträge aus EDV-Dienstleistungen werden in den anderen Verwaltungsaufwendungen verbucht (früher: Saldo sonstige betriebliche Erträge und Aufwendungen).